EXHIBIT 99.1

NewsRelease

TransCanada to Present at CIBC World Markets
Whistler Institutional Investor Conference

CALGARY, Alberta – January 19, 2015 – Alex Pourbaix, executive vice-president and president, development for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting on January 21, 2015 at the CIBC World Markets – 2015 Whistler Institutional Investor Conference in Whistler, British Columbia.

The presentation, which begins at 2:15 p.m. PST, will be audio webcast and available in the Investor Centre section of TransCanada’s website at http://www.transcanada.com/events-presentations.html

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Shawn Howard / Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Lee Evans
403.920.7911 or 800.361.6522